Exhibit 99.1

News Release

May 12, 2017

Oyu Tolgoi signs new power purchase agreement

Turquoise Hill Resources today announced that Oyu Tolgoi LLC has signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement takes effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

Jeff Tygesen, Chief Executive Officer of Turquoise Hill, said, “Electrical power is a critical operational component for Oyu Tolgoi and we are delighted with the contract extension. IMPIC’s performance has been very good with high-level cooperation and reliability of power supply. This extension is essential for Oyu Tolgoi to have secure access to power while it is working with the Government of Mongolia on establishing a permanent domestic power source.”

With the signing of the Southern Regional Power Sector Cooperation Agreement (SRPSCA) in August 2014, the Government of Mongolia and Oyu Tolgoi agreed to work together to source bridging power from IMPIC until a permanent domestic power source could be finalized. After approximately two years of collaborative work, the joint negotiation team from the Government and Oyu Tolgoi have secured this bridging power arrangement

In accordance with the SRPSCA and the 2009 Investment Agreement, Oyu Tolgoi remains committed to the domestic source of electricity and is engaged with the relevant Government authorities and the government selected investors to progress the development of a domestic power plant. Pursuant to the SRPSCA, while Government authorities and Oyu Tolgoi collaborate towards the development of an Independent Power Producer (IPP) plant at Tavan Tolgoi, Oyu Tolgoi’s obligation under the Investment Agreement to source power from within Mongolia is temporarily satisfied and the timing requirement of the obligation is suspended. Both the Government and Oyu Tolgoi have the right to withdraw from cooperation on the IPP at Tavan Tolgoi, and if either party ceases to participate in the project, Oyu Tolgoi will then have four years from the official withdrawal date to secure an alternative domestic power source.

Oyu Tolgoi is actively engaged with the Government preferred consortium led by Marubeni Corporation with participation from other domestic and foreign investors in delivering a comprehensive energy plan for Oyu Tolgoi and South Gobi region of Mongolia.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

Tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term power source (or availability of finance for the Company to construct such a source) for Oyu Tolgoi; the ability to draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the OTFS16 and the 2016 OTTR); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

This press release also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this press release are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 16 of the December 31, 2016 MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in the press release are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this press release are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

3